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                                                                  Exhibit (b)(1)


                        PW REAL ESTATE INVESTMENTS INC.
                          1285 Avenue of the Americas
                            New York, New York 10019

                                                  July 5, 2000

Radiant Partners, LLC
551 Fifth Avenue
Suite 1416
New York, NY 10017

Attention:  Mr. Daniel Friedman

Dear Mr. Friedman:

          PW Real Estate Investments Inc. ("Lender") is pleased to present the terms and conditions of its commitment (the "Commitment") to provide mezzanine financing (the "Mezzanine Loan") to Radiant Partners, LLC, Daniel Friedman, Anne Zahner and David Schonberger (collectively, the "Client") for the acquisition of the First Union Real Estate Equity and Mortgage Investments ("FUR") real estate portfolio comprised of the 11 properties listed on Exhibit A attached hereto (collectively, the "Properties"). Upon the Client's acceptance of these terms and conditions in the manner provided below, this letter (this "Commitment Letter") will serve as Lender's commitment to provide the financing, and the Client's obligation to accept the financing, subject to and in accordance with the following:

Borrower:           A newly created, special purpose, bankruptcy remote entity or entities acceptable to Lender and owned and controlled by the Client and the providers of equity referred to below
                    ("Newco"). Newco will own, directly or indirectly, all right, title, and interest in the entity or entities, that own the Properties. After the execution and delivery of this Commitment Letter, the Client shall promptly propose an equity structure for Newco and its parents and subsidiaries
                    (notwithstanding the fact that the specific identity of any of such entities is then undetermined).

Lender:             PW Real Estate Investments Inc.

Loan Amount:        The maximum principal amount funded under the Mezzanine Loan
                    (the "Mezzanine Loan Amount") will be the lesser of (a)
                    $31.4 million and (b) 81% of the total consideration for the Properties (the "Purchase Price"), which currently is $205.0 million pursuant to that certain Letter


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                    Agreement (the "Purchase Letter") dated June 20, 2000
                    between Radiant Partners, LLC and FUR.

Collateral:         The proposed loan will be secured by a pledge of Newco's
                    equity interests in the entities that own the Properties. In addition, the Parent Guaranty (as defined below) will be secured by a pledge of the equity interests in Newco held by the parent entity of Newco. The Collateral and the Properties will be free and clear of all liens, claims and encumbrances of any kind or nature whatsoever other than those approved by Lender. Lender's obligations under this Commitment Letter are also conditioned on Lender receiving title insurance satisfactory in all respects to Lender insuring Lender's indirect interests in the Properties, subject only to matters acceptable to Lender.

Use of Proceeds:    The proceeds from the Mezzanine Loan will be used by Newco to acquire the Properties, and for such related purposes as Lender may approve,

Term: The Mezzanine Loan will mature two years from the date of origination, subject to Newco's right to extend the term for six months upon satisfaction of the Extension Conditions described below.

Extension
Conditions:         The six month extension option will be conditioned at the
                    time of the extension upon the following conditions (the
                    "Extension Conditions"): (i) no event of default or event which, with the giving of notice or the passage of time would constitute an event of default, under the Mezzanine
                    Loan then exists or is then imminent, (ii) Newco's request of the extension is neither less than 60 days nor more than 120 days prior to the originally scheduled maturity date,
                    (iii) Newco pays an extension fee in the amount of 1.50% of the then outstanding principal amount of the Mezzanine Loan,
                    (iv) neither the LTC nor the LTV (both as defined below) are more than 60%, (v) the DSCR (as defined below) is at least
                    1.50x, (vi) at least 50% of the Mezzanine Loan Amount has been amortized prior to the originally scheduled maturity date and (vii) Newco executes and delivers to Lender a certificate, remaking all of Newco's closing representations and warranties, as of the date of the extension.

Interest Rate:      The Mezzanine Loan will bear interest at a per annum rate
                    equal to 15% (the "Interest Rate").

Interest Payments:  Interest payments will be paid monthly on the 15th day of each month, in arrears, in respect of the period ending on the day immediately preceding the payment date. Interest will be calculated on an actual/360 basis.

Amortization:       100% of the Net Cash Flow will be used monthly to amortize the Mezzanine Loan. "Net Cash Flow" is defined as the net operating


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                    income of the Properties less payment of debt service on the
                    Properties. Net Cash Flow will not include the payment of any (a) third-party Property disposition-related fees (other than fees within the 6.0%, 4.5% and 3.0% allowances for closing costs described below in this section), or (b) asset management fees and corporate overhead of Newco and its Subsidiaries above (i) $2,500,000 per annum in the first year following the closing of the Mezzanine Loan, (ii) $2,000,000 per annum in the second year following the closing of the Mezzanine Loan and (iii) $1,500,000 per annum in the third year following the closing of the Mezzanine Loan. Additionally, 100% of the Net Capital Event Proceeds of the Properties (in the case of a sale of a Property, pursuant to the Release requirements, defined below), will be used to amortize the Mezzanine Loan. "Net Capital Event Proceeds" for the Properties known as Two Rivers Business Center, Printer's Alley Garage, Long Street Garage, and West 3rd Street Parking Lot are equal to gross sales proceeds and gross refinancing proceeds for such Properties less a maximum of 6% for reasonable closing costs. "Net Capital Event Proceeds" for the Properties known as Westgate
                    Shopping Center and 5th & Marshall Garage are equal to gross sales proceeds and gross refinancing proceeds for such Properties less a maximum of 4.5% for reasonable closing costs. "Net Capital Event Proceeds" for all other assets are equal to gross sales proceeds and gross refinancing proceeds for such assets less a maximum of 3.0% for reasonable closing costs. Lastly, Net Capital Event Proceeds are net of
                    (x) any amount necessary to pay any capital gains tax due to the federal or state government as mutually agreed by Newco and Lender and (y) any net sales proceeds and net refinancing proceeds required to be applied to satisfy debt on the Properties.

Newco Leverage
Tests: Newco LTC Test - Neither at closing nor at any time during the Term may the ratio (the "LTC") of the principal amount of all Newco Indebtedness, including all secured and unsecured debt financing, to the Purchase Price of the Properties, be greater than 81%; provided that upon written notice from Lender to Newco that the LTC is greater than 81%, Newco will have the right to avoid the occurrence of an event of default under the Mezzanine Loan by, within 5 business days of such written notice: (i) providing additional Collateral to secure the Mezzanine Loan or (ii) making a partial prepayment of the Mezzanine Loan, both in amounts sufficient to bring the LTC at or below 81%. "Newco Indebtedness" includes without limitation the Mezzanine Loan, all indebtedness and contingent liabilities of Newco and all subsidiaries of Newco and all indebtedness secured by liens on the Properties.

                    Newco LTV Test - Neither at closing nor at any time during the Term may the ratio (the "LTV") of the principal amount of all Newco


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                    Indebtedness, to the Fair Market Value of the Properties, be
                    greater than 80%. "Fair Market Value" means the fair market value, as determined by an MAI appraiser and as reviewed and approved by Lender in its sole discretion. In addition to all appraisals conducted in connection with Lender's pre-closing credit underwriting and due diligence, Lender will have the right during the Term to cause an MAI appraiser to conduct one appraisal per Property at Newco's expense, and all further such appraisals will be at Lender's expense.

                    Newco DSCR Test- The Debt Service Coverage Ratio (the "DSCR") for the Mezzanine Loan will not be less than 1.12x. The DSCR will be calculated by dividing underwritten net operating income (on a trailing 12-month basis) of the Properties by the sum of (a) all debt service (principal and interest) payable in respect of Newco Indebtedness (other than the Mezzanine Loan) and (b) the interest payable on the outstanding principal balance of Mezzanine Loan.

Release: The Mezzanine Loan will be prepayable in whole at any time upon 10 days' prior written notice, and, with respect to individual assets, in part, subject to certain customary release provisions, including, but not limited to, that (i) no event of default or event which, with the giving of notice or the passage of time, would constitute an event of default, under the Mezzanine Loan has occurred and is continuing (unless the partial prepayment, including the 120% of the Allocated Loan Amount (defined below) or 100% of Net Capital Event Proceeds (as provided below), will completely cure such default or event of default), (ii) a DSCR of not less than the greater of (a) the DSCR for the Mezzanine Loan at the time of origination, and (b) the DSCR existing immediately prior to such release for the Mezzanine Loan, will continue to be met for the Mezzanine Loan after giving effect to such release and any prepayment, and (iii) the Mezzanine Loan is prepaid by an amount (the "Release Price") equal to the greater of (a) 120% of the "Allocated Loan Amount" for any Property being released as indicated on Exhibit A to this Commitment Letter (the "Allocated Loan Amount") and (b) Net Capital Event Proceeds from the sale of such Property. The portion of the Release Price in excess of the Allocated Loan Amount for any released Property shall, upon payment, be applied pro rata among the remaining Properties.

Casualty and
Condemnation:       Upon the occurrence of a casualty at or condemnation of any
                    Property, (a) Newco will not be required to pay any premium to Lender in connection with such casualty or condemnation, and (b) to the extent lenders under permitted first mortgage debt require Newco to repair or restore such Property, Lender shall permit Newco to apply any insurance proceeds or condemnation award to the repair or restoration of the applicable Property or to a deduction, from Net Cash Flow.


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Default Rate:       An amount equal to the Interest Rate plus 500 basis points.

Reserve
Account: The security for the Mezzanine Loan will include cash reserves equaling all anticipated Property tenant improvements, leasing commissions and capital expenditures not currently held by any senior mortgage lender during the Term, as determined by Lender. The reserves will be held by Lender in an interest-bearing account with all interest credited monthly to the Lock-box (defined below) and will be released during the Term of the Mezzanine Loan for approved funding of Property tenant improvements, leasing commissions, and capital expenditures.

Lockbox: A lock-box (a "Lock-box") will be established on terms reasonably acceptable to Lender. Until the occurrence of an event of default under the Mezzanine Loan documents, Newco will have the right to use excess income from the Lock-box, other than income payable to Lender and other parties pursuant to the terms of this Commitment Letter (including without limitation the "Amortization" section) and the Mezzanine Loan documents.

Credit
Underwriting:       Origination of the Mezzanine Loan will be conditioned upon and subject to (i) Lender's completion of satisfactory due diligence prior to closing of all matters which Lender considers relevant to the Mezzanine Loan, and (ii) Lender's satisfaction with the creditworthiness of the Mezzanine Loan and the Properties. Lender will perform credit underwriting of the Mezzanine Loan, which will include, among other things, an environmental review, engineering reports, title reports, appraisal reports, site inspections, NOI audit, a review of reserves necessary for capital expenditures, and a full legal documentation review. The results of all credit underwriting and due diligence will be subject to Lender's complete satisfaction, in its sole and absolute discretion.
                    The Client agrees to reasonably cooperate in any site inspections or other diligence at Lender's request.


Management
Subordination:      All obligations and amounts payable under asset management agreements are required to be subordinated to the Mezzanine
                    Loan. Lender will have the right, upon the occurrence of an event of default under the Mezzanine Loan documents, to cause Newco to terminate any or all asset management agreements and to cause Newco to replace the managers under any or all asset management agreements.

Additional
Financing:          At the Client's request, Lender will consider providing
                    first mortgage financing on the Properties. If the Client chooses not to accept any mortgage financing proposal by Lender, or Lender chooses not to provide the first mortgage financing, the Client will have the right to obtain first mortgage financing on the Properties on customary terms


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                    from institutional lenders for properties similarly
                    situated, and otherwise acceptable to Lender in its sole and absolute discretion, subject to continued compliance with the Newco Leverage Tests. Otherwise, Newco's parent, Newco and its subsidiaries will not be permitted to incur additional financing, whether or not secured directly or indirectly by the Properties, or secured directly or indirectly by any of Newco's interests in the Properties, or otherwise, other than (i) ordinary trade payables and (ii) indebtedness (such as equipment leases) incurred in the ordinary course of business, both subject to maximum amounts to be agreed upon by Lender and Newco. All future mortgage financing on the Properties, and the terms and conditions of such financing, must be acceptable to Lender in its sole and absolute discretion.

Non-Recourse:       The Mezzanine Loan will be non-recourse to Newco and the
                    Client, except with respect to each of the following: fraud, misapplication of funds, unlawful acts and intentional misrepresentation. Newco and the Client will also have liability with respect to any unauthorized transfer or pledge of any Collateral or Property. In addition, Newco and Radiant Partners, LLC will also have liability with respect to certain environmental issues. Daniel Friedman, Anne
                    Zahner and David Schonberger will not have any personal liability for environmental issues, other than for any gross negligence or willful misconduct by them with respect to environmental issues; provided that the Client will assign to Lender all rights of the Client under any environmental insurance. Guaranties of non-recourse carveouts will be required from the Client or other guarantors ("Guarantors") acceptable to Lender. Guarantors shall also indemnify Lender for actual third-party out-of-pocket losses, liabilities, claims or costs by reason of (i) a voluntary bankruptcy filing by Newco or mortgage borrower, or involuntary bankruptcy commenced or actively solicited by a controlling or controlled affiliate of Newco, mortgage borrower or by any principal of Newco or such controlling or controlled affiliate, (ii) intentional violation of the covenants in the Mezzanine Loan documents requiring single purpose, bankruptcy remote status of Newco or mortgage borrower or
                    (iii) voluntary transfer of a Property or direct or indirect ownership interest in a Property in violation of the Mezzanine Loan documentation. The parent entity owning the interests in Newco will act as a Guarantor pursuant to a separate guaranty (the "Parent Guaranty") of the non-recourse carveouts and out-of-pocket third party costs and liabilities described above.

Additional
Conditions:         Lender's obligation to fund the Mezzanine Loan occurrence of each of the following:

                    (a) The required equity (the "Equity") necessary to consummate the acquisition of the Properties and related transactions is committed and funded at or prior to the closing of the Mezzanine Loan.


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                    (b) Lender has reviewed and approved, in its sole and
                    absolute discretion, the purchase and sale agreement and other documentation evidencing the Client's acquisition of the Purchase Assets and Assumed Debt (both pursuant to and as defined in the Purchase Letter).

                    (c) Lender has approved, in its sole and absolute discretion, the identity, composition and structure of Newco and its direct and indirect owners and subsidiaries.

                    (d) The Client is not in default under the Equity Engagement Letter (as defined below).

                    (e) The Client has obtained all consents necessary to effect the transactions contemplated by this Commitment Letter, as required by (i) the documents evidencing the existing mortgage debt on the Properties and (ii) any other document or instrument applicable to the Properties, Newco, the Client and their respective affiliates.

                    (f) The Client has paid all fees and other amounts due pursuant to that certain Fee Side Letter (the "Fee Letter") dated of even date herewith between the Client and Lender.

                    (g) If Lender so requires (in its sole and absolute discretion), the Client has (i) purchased interest rate caps on any existing uncapped floating rate first mortgage debt on the Properties (the "Floating Rate Debt"), at a 7.75% 30-day LIBOR strike price or such other price as Lender requires in its sole and absolute discretion, or (ii) purchased such other form of interest rate protection on the Floating Rate Debt as Lender requires in its sole and absolute discretion.

Documentation:      All documents relating to the Mezzanine Loan will be
                    prepared by Lender's outside counsel and, as a condition to closing, must be to Lender's satisfaction, in its sole and absolute discretion. Lender will require appropriate legal opinions of counsel to the Client and Newco as a condition of closing, including but not limited to a substantive non-consolidation opinion reasonably acceptable to the Client.

Servicer:           Lender or its designee will originate the Mezzanine Loan and may engage a third party servicer (the "Servicer") to administer the Mezzanine Loan. The Client will be responsible for initial setup fees and any direct bank charges of the Servicer. The Client will not incur any on-going servicing fees.

Brokers' Fees:      The Client and Lender agree that no brokers or advisors have been engaged, retained or otherwise employed in connection with the


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                    transactions contemplated by this letter except UBS Warburg and PaineWebber Incorporated, who have been retained as financial advisors and equity placement agents for the Equity pursuant to a separate engagement letter (the "Equity Engagement Letter") between the Client and PaineWebber Incorporated. The fees of PaineWebber Incorporated and UBS Warburg will be paid pursuant to the Equity Engagement Letter. The Client and Newco shall indemnify and hold Lender and its affiliates harmless for any claims, including without limitation legal fees, arising from any other party claiming brokerage or advisory fees. Brokerage and advisory fees, if any, are to be paid through separate agreements by Newco or the Client.

Representations,
Warranties and
Covenants:          It is a condition of Lender's origination of the Mezzanine
                    Loan that Newco and the Client provide satisfactory representations, warranties and covenants, including such representations, warranties and covenants as are customary and usual for financings of the type contemplated in this Commitment Letter. In addition, the Mezzanine Loan must contain indemnities from Newco that are satisfactory to Lender, including any environmental indemnities deemed desirable by Lender.

Insurance:          Newco shall maintain or cause to be maintained on the
                    Properties casualty and liability insurance in amounts and from carriers reasonably satisfactory to Lender, which insurance may be maintained pursuant to a blanket policy.

Bankruptcy
Protection:         Newco and its subsidiaries will be structured as bankruptcy remote entities satisfactory to Lender and meeting the requirements of the rating agencies. As part of such structuring, bankruptcy protection, satisfactory to Lender, must be provided against any party exerting undue influence in causing each of Newco and each subsidiary to (i) collude with Newco or any of its subsidiaries, (ii) enter bankruptcy or (iii) otherwise act against the interest of Lender. To that end, Newco and each of its subsidiaries must have limited-purpose provisions ("Limited Purpose Provisions") in its constituent documents satisfactory to Lender. These will include, among others, provisions restricting its other activities and incurrence of debt (except such debt as is permitted pursuant to the Mezzanine Loan documents). In addition, each of Newco and each of its subsidiaries must have provisions ("Transfer Provisions") in its constituent documents prohibiting certain direct or indirect transfers of its equity interests or rights thereunder (or direct or indirect transfers of debt having an equivalent effect) or assets. The Limited Purpose Provisions and Transfer
                    Provisions may not be amended without Lender's consent, which Lender may provide or withhold in its sole and absolute discretion. All provisions in the constituent documents of


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                    Newco and its subsidiaries, other than the Limited Purpose
                    Provisions and Transfer Provisions, may not be amended without Lender's consent, which consent shall not be unreasonably withheld, delayed or conditioned.

Sale/
Securitization
of Loan: The Client acknowledges that Lender may wish to sell or securitize all or part of the Mezzanine Loan in a private placement, Euronote, syndication, participation or other offering (the "Offering"). The Offering may be accomplished through the issuance of pass-through certificates evidencing interests in, or other securities collateralized by, the documents evidencing or securing the Mezzanine Loan. All representations, warranties and covenants of Newco made in the loan documents for the Mezzanine Loan will be assignable to and inure to the benefit of Lender's successors and assigns. The Client and Newco shall cooperate in, and shall provide Lender and its related persons with information required or appropriate for, the Offering, including without limitation: (a) providing information about the Client, Newco, and the Properties, (b) reasonably cooperating in any site inspections or other diligence, (c) agreeing to amendments to the Mezzanine Loan documents that do not materially increase the Client's or Newco's obligations thereunder and (d) taking any and all other actions that may be reasonably requested by Lender to consummate such Offering on such terms and in such form as Lender may determine to be necessary or desirable. Lender shall reimburse Newco and the Client for their reasonable actual third party out-of-pocket costs (including without limitation attorneys' fees) incurred pursuant to their obligations to Lender in connection with any Offering.

Debt
Subordination:      All rights of Lender and obligations of Newco and the Client pursuant to the Mezzanine Loan documents will be subordinate to the rights of the lenders pursuant to the existing first mortgage debt on the Properties.

Indemnification:    The Client agrees to the indemnification and other
                    agreements set forth in the Indemnification Agreement attached to this Commitment Letter (the "Indemnification
                    Agreement"), the provisions of which are incorporated in this Commitment Letter by reference and shall survive the termination, expiration or supersession of this Commitment
                    Letter. The rights of Lender and its affiliates under the Indemnification Agreement are in addition to and not in lieu of the rights of PaineWebber Incorporated and its affiliates
                    (including without limitation Lender) under the Equity
                    Engagement Letter.

Breakup: At any time prior to the funding of the Mezzanine Loan, the Client will have the right to replace Lender as the mezzanine lender, subject to the Client's performance of all obligations under the Fee Letter.


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Reimbursement of
Expenses:           (a) In addition to the fees described herein, and regardless of whether or not the Mezzanine Loan is funded, the Client shall promptly pay and shall cause Newco to promptly pay to Lender upon request all out-of pocket expenses incurred by Lender and its affiliates in connection with the underwriting, documenting and closing of the Mezzanine Loan, including, without limitation, the fees and disbursements of legal counsel, accountants, environmental experts, engineers, appraisers, due diligence contractors, other due diligence expenses, title insurance premiums and costs, fees and costs of ratings agencies, and travel expenses. Lender will have the right to withdraw funds from time to time from the Account (defined below) to pay the expenses described in this clause (a).

                    (b) The Client has paid $75,000 to an account (the "Account") designated by Paine Webber Real Estate Securities Inc. ("PWRES") for use in paying the expenses (the "Expenses") (i) described in clause (a) above, and (ii) in connection with the commitment and funding of the Equity (whether or not the Equity Engagement Letter is executed). Upon request by PWRES or Lender, the Client shall wire such additional funds to the Account as are necessary to replenish the funds in the Account to pay for the Expenses. In the event that the aggregate Expenses are less than the amounts deposited by the Client in the Account PWRES shall return any excess to the Client within 10 business days of the termination of this Commitment Letter or Lender's obligations under this Commitment Letter.

                    (c) The Client shall upon request directly pay PWRES or Lender for any Expenses, whether or not the Account holds funds sufficient to pay for such Expenses.


Confidentiality:    Except as otherwise required by law and until the closing of the Mezzanine Loan and placement of the Equity, Lender and the Client shall treat as confidential the contents, terms and existence of this Commitment Letter and the transaction contemplated hereby; provided, however, that Lender, Newco and the Client may disclose such information to their investors (including their beneficial owners), potential investors, employees, agents, attorneys, accountants and other experts who require such information in order to effectuate such transaction, and, in the case of Lender, to any rating agency, to parties in connection with any potential participation in the Mezzanine Loan, or as otherwise required in order to effectuate the transaction contemplated by, or to enforce any of Lender's rights under, this Commitment Letter. The disclosure permitted in this
                    Section is, permitted only to the extent such investor, potential investor, employee, agent, attorney, accountant or


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                    other expert, rating agency or other party receiving such
                    information shall agree to be bound by this confidentiality provision prior to the disclosure of information to such party.

Attorney's Fees:    In the event of any litigation, arbitration or other dispute resolution proceedings between the Client, Newco or their affiliates, on the one hand, and Lender or its affiliates, on the other hand, arising out of or relating to this Commitment Letter or the transaction contemplated hereby, the party prevailing in such litigation, arbitration or proceeding will be entitled to recover from the other party the reasonable attorney's fees and disbursements incurred by such prevailing party in connection with such litigation, arbitration or proceeding.

No Joint
Venture: Nothing contained herein (i) will constitute Lender or any of its affiliates as members of any partnership, joint venture, association or other separate entity with Newco, the Client, their respective affiliates or any other entities, (ii) may be construed to impose any liability as such on Lender, or (iii) constitutes a general or limited agency or may be deemed to confer on either party hereto any express, implied or apparent authority to incur any obligation or liability on behalf of the other.

Joint and Several
Liability:          If the Client is composed of more than one person or entity, each such person or entity shall be jointly and severally liable for all obligations of the Client set forth in this Commitment Letter.

Governing Law:      This Commitment Letter is, and the Mezzanine Loan documents will be, governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

Entire
Agreement:          This Commitment Letter and all attachments and exhibits
                    hereto (including the Indemnification Agreement) and the Fee
                    Letter contain all of the agreements and understandings of the parties hereto relating to the Transaction and the respective obligations of Lender and the Client in connection therewith. All other prior negotiations, proposals, agreements and understandings relating to the subject matter of this Commitment Letter are hereby null and void.

Third Party
Beneficiaries:      It is understood that Lender is being engaged hereunder
                    solely to provide the Mezzanine Loan and other services described above to the Client and that Lender is not acting as an agent or fiduciary of, and shall have no duties or liabilities to, the equity holders of the Client or any third party in connection with its engagement hereunder, all of which are hereby expressly waived.


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Closing Date:       The Closing Date for the Mezzanine Loan will be on or prior to December 20, 2000, or as otherwise agreed to by Lender and the Client. If for any reason the closing does not occur on or prior to December 20, 2000, Lender will have the right to terminate its obligations under this Commitment.

Termination:        Upon the occurrence of any of the events described in
                    clauses (a) - (c) in the "Additional Commitment Fee" section of the Fee Letter, all obligations of Lender under this Commitment Letter will terminate and be of no further force and effect.

Survival:           Upon the termination of Lender's obligations under this
                    Commitment Letter pursuant to the "Closing Date" or "Termination" sections above, all obligations of the Client and all rights of Lender under the Indemnification Agreement and Fee Letter, and under the "Broker's Fees,"
                    "Confidentiality", Indemnification," "Reimbursement of
                    Expenses," "Attorney's Fees", "Joint and Several Liability" and "Third Party Beneficiaries" sections of this Commitment
                    Letter, shall survive such termination indefinitely.

Expiration:         Lender's obligations under this Commitment Letter will
                    expire at 5:00 p.m. New York time, on July 6, 2000, unless originals of this Commitment Letter, the Fee Letter and the Indemnification Agreement, all fully executed by the Client, are telecopied to Lender (telecopy number 212-713-7998) prior to such time, with hard copy delivered to Lender by Fedex at 1285 Avenue of the Americas, New York, New York
                    10019, Attn: Ms. Laura Kelly.

                    We look forward to working with you to successfully close this financing.


                                        Very truly yours,

                                        PW REAL ESTATE
                                        INVESTMENTS INC.




                                        By: /s/ James G. Glasgow, Jr.
                                           -----------------------------
                                           Name:  James G. Glasgow, Jr.
                                           Title: Senior Vice President



ACCEPTED AND AGREED BY CLIENT:

RADIANT PARTNERS, LLC

By: /s/ Daniel Friedman
   -------------------------
   Name:  Daniel Friedman
   Title: Managing Partner

As Individuals:


/s/ Daniel Friedman
----------------------------
Daniel Friedman




/s/ Anne Zahner
----------------------------
Anne Zahner




/s/ David Schonberger
----------------------------
David Schonberger

                                   EXHIBIT A
-------------------------------------------------------------------------------
                                                                    Allocated
                                                                    ---------
                                                                    Loan
                                                                    ----
Property                              Location       State          Amount
--------                              --------       -----          ------
Pecanland Mall                        Monroe         LA             $14,000,000
Madison & Wells Garage                Chicago        IL             $ 1,400,000
55 Public Square Office Building      Cleveland      OH             $   675,000
and Garage
North Valley Tech Center              Thornton       CO             $ 6,250,000
Huntington Garage                     Cleveland      OH             $ 6,000,000
Westgate Shopping Center              Abilene        TX             $   480,000
5th & Marshall Garage                 Richmond       VA             $   665,000
Two Rivers Business Center            Clarksville    TN             $ 1,050,000
Printer's Alley Garage                Nashville      TN             $         0
Long Street Garage                    Columbus       OH             $   480,000
West 3rd Street Parking Lot           Cleveland      OH             $         0
-------------------------------------------------------------------------------